Exhibit 21.1
List of Subsidiaries
Castellum, Inc.

Subsidiary Name	State of Organization	Percentage Owned

Corvus Consulting, LLC (“Corvus”)	Virginia	100%

Specialty Systems, Inc. (“SSI”)	New Jersey	100%

Global Technology and Management Resources, Inc. (“GTMR”)	Maryland	100%

Castellum Advanced Technology Products, Inc.	Nevada	100%